PROSPECTUS SUPPLEMENT NO. 1	Filed Pursuant to Rule 424(b)(3)
(to prospectus dated June 16, 2022)	Registration No. 333-264619

UP TO 199,825,500 ORDINARY SHARES

OF

GOGORO INC.

This Prospectus Supplement No. 1 is being filed to update and supplement the information contained in the prospectus dated June 16, 2022 (as supplemented from time to time, the “Prospectus”) that forms a part of our Registration Statement on Form F-1 (File No. 333-264619) with the information contained in the Current Report on Form 6-K, filed with the Securities and Exchange Commission (“SEC”) on August 11, 2022 (the “Form 6-K”). Accordingly, we have attached the Form 6-K to this Prospectus Supplement No. 1. In addition, the sentence on the cover page of the Prospectus that says, “Of the 173,175,500 Ordinary Shares that may be offered or sold by the Selling Securityholders identified in this prospectus, certain of our Selling Securityholders are subject to lock-up restrictions with respect to 134,717,116 of those shares, pursuant to our agreements further described in item 7B. of our Annual Report on Form 20-F for the fiscal year ended December 31, 2021, which Item 7B. is herein incorporated by reference.” is hereby amended and restated to read as follows, “Of the 173,175,500 Ordinary Shares that may be offered or sold by the Selling Securityholders identified in this prospectus, certain of our Selling Securityholders are subject to lock-up restrictions with respect to 129,490,922 of those shares, pursuant to our agreements further described in item 7B. of our Annual Report on Form 20-F for the fiscal year ended December 31, 2021, which Item 7B. is herein incorporated by reference.”

The Prospectus and this Prospectus Supplement No. 1 relate to the offer and sale by us of (i) 17,250,000 ordinary shares, par value $0.0001 per share (“Ordinary Shares”) of Gogoro Inc. (the “Company”) issuable upon the exercise of 17,250,000 redeemable warrants to purchase Ordinary Shares, which were originally issued in the initial public offering of Poema Global at a price of $10.00 per unit, with each unit consisting of one Class A ordinary share of Poema Global and one-half of one warrant of Poema Global and are exercisable at a price of $11.50 per share (the “Public Warrants”), and (ii) 9,400,000 Ordinary Shares issuable upon the exercise of 9,400,000 private placement warrants (the “Private Placement Warrants,” and together with the Public Warrants, the “Warrants”) held by certain affiliates of Poema Global Partners LLC (the “Sponsor”), which were purchased at a price of $1.00 per warrant in a private placement to the Sponsor and are exercisable at a price of $11.50 per share.

The Prospectus and this Prospectus Supplement No. 1 also relate to the resale from time to time by the selling securityholders named in the Prospectus or their permitted transferees (the “Selling Securityholders”) of (i) 29,482,000 Ordinary Shares (the “PIPE Shares”) purchased by certain investors (the “PIPE Investors”) on April 4, 2022 (the “Closing Date”) pursuant to separate subscription agreements dated September 16, 2021, January 18, 2022 and March 21, 2022 (the “PIPE Subscription Agreement”) at a price of $10.00 per Ordinary Share, (ii) 125,668,500 Ordinary Shares beneficially owned by certain shareholders of the Company prior to the Closing Date (“Legacy Gogoro,” and such Ordinary Shares, the “Legacy Gogoro Shares”) (inclusive of up to 7,075,741 Ordinary Shares issuable to such shareholders pursuant to the earnout provisions of the Merger Agreement (as described in the Prospectus) which were either purchased by investors (the “Private Investors”) in connection with arms-length private financings at prices of $1.00 to $3.50 per share or approximately $1.14 to approximately $4.00 per share (after accounting for the Subdivision Factor) or granted pursuant to pre-Business Combination incentive equity grants in the form of restricted stock units or options which were exercised by the recipients of such grants (the “Equity Grant Recipients”) at $0.0001 per share or $0.0001 per share (after accounting for the Subdivision Factor), (iii) 8,625,000 Ordinary Shares issued to certain affiliates of the Sponsor (the “Sponsor Shares,” and together with the Legacy Gogoro Shares, the “Affiliated Shares”) (which were purchased by the Sponsor for $25,000 or approximately $0.003 per share) and (iv) 9,400,000 Ordinary Shares issuable upon the exercise of the Private Placement Warrant. The Ordinary Shares offered by the Selling Securityholders are identified in the Prospectus as the Registered Shares (the “Registered Shares”). The Selling Securityholders may, or may not, elect to sell Registered Shares as and to the extent that they may individually determine.

This Prospectus Supplement No. 1 updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This Prospectus Supplement No. 1 should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this Prospectus Supplement No. 1, you should rely on the information in this Prospectus Supplement No. 1.

Our Ordinary Shares and Public Warrants are currently traded on the Nasdaq Global Select Market (“Nasdaq”) under the symbols “GGR” and “GGROW,” respectively. On August 10, 2022, the last quoted sale price for our Ordinary Shares as reported on Nasdaq was $5.53 per share and the last quoted sale price for our Public Warrants as reported on Nasdaq was $0.83 per warrant.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, and are therefore eligible to take advantage of certain reduced reporting requirements otherwise applicable to other public companies.

We are also a “foreign private issuer,” as defined in the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and are exempt from certain rules under the Exchange Act that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions under Section 16 of the Exchange Act. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of the risks of investing in our securities in “Risk Factors” beginning on page 11 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus or this Prospectus Supplement No. 1. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 11, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2022

Commission File Number: 001-41327

GOGORO INC.

11F, Building C,

No. 225, Section 2, Chang’an E. Rd.

SongShan District, Taipei City 105

Taiwan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Gogoro Releases Q2 2022 Business Update

On August 11, 2022, Gogoro Inc. issued a press release announcing its financial and operating results for the second quarter ended June 30, 2022. A copy of the press release is furnished herewith as Exhibit 99.1 to this Report on From 6-K and is incorporated by reference herein.

EXHIBIT INDEX

Exhibit Number	Exhibit Title

99.1	Second Quarter 2022 Update, dated August 11, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gogoro Inc.

Date: August 11, 2022	/s/ Bruce Morrison Aitken
Bruce Morrison Aitken
Chief Financial Officer

Exhibit 99.1

Gogoro Releases Second Quarter 2022 Financial Results

TAIPEI – AUGUST 11, 2022 – Gogoro Inc. (Nasdaq: GGR), a global technology leader in battery swapping ecosystems that enable sustainable mobility solutions for cities, today released its financial results for its second quarter ended June 30, 2022.

Second Quarter Highlights

•

Revenue of $90.7 million, up 5.3% year-over-year despite the impact of COVID and continued adverse market conditions in Taiwan and other growth markets. Our revenue was negatively impacted by the approximately 6.7% change in exchange rate between TWD, our booking currency, and USD, our reporting currency, since the beginning of the year

•	Gogoro Network revenue of $30.4 million, up 29.1% year-over-year, demonstrating continued growth, an accumulating subscriber base and recurring revenue generated by its battery swapping business model

•	Gross margin of 14.0%, up 1.3% year-over-year and non-IFRS gross margin of 15.5%, up 2.8% year-over-year, based on improved product portfolio mix and improved Gogoro Network cost efficiency

•	Continued growth in Gogoro Network subscriber base to more than 484,000 monthly battery swapping subscribers

•

Net loss of $121.1 million, up from $20.6 million in the same quarter last year primarily due to a one-time $178.8 million listing expense for the SPAC merger transaction as required under IFRS accounting and adjusted EBITDA of $9.3 million, up 14.4% from $8.1 million in the same quarter last year

“Despite the broad second quarter impact COVID had in Taiwan and across the region, Gogoro’s second quarter year-over-year revenue increased by 5.3% to $90.7 million. Our revenue would have been marginally higher had it not been for the negative impact of the currency exchange rate between the New Taiwan Dollar and the USD, that amounted to approximately 6.7% since the beginning of the year. Notably, Gogoro Network revenue saw a 29.1% year-over-year increase to $30.4 million driven by an increase in total subscribers and the recurring nature of our business model,” said Horace Luke, founder, chairman, and chief executive officer of Gogoro. “These results demonstrate the strength and potential growth of our battery swapping ecosystem in Taiwan and in our new markets, but given the current adverse market conditions, global macroeconomic challenges, and COVID uncertainty, we are taking a conservative approach to our second half business plans.”

Second Quarter 2022 Financial Overview

Operating Revenues

For the second quarter, operating revenues was $90.7 million, up 5.3% from $86.1 million in the same quarter last year. Gogoro Network revenue for the second quarter was $30.4 million, up 29.1% from $23.6 million in the same quarter last year. Total subscribers increased to more than 484,000 monthly battery swapping users at the end of the second quarter. This increase in battery swapping revenue was primarily due to the accumulating subscriber base and the high retention rate of all subscribers. Sales of hardware and other revenues for the second quarter was $60.3 million, down 3.6% from $62.6 million in the same quarter last year. This was due to general consumer conservatism in Taiwan which was driven by COVID and the associated drop in retail foot-traffic and vehicle sales year-over-year. However, sales of Gogoro vehicles for the first half of 2022 grew by 3.5% compared to the first half of 2021.

Gross Margin

For the second quarter, gross margin was 14.0%, up from 12.7% in the same quarter last year and non-IFRS gross margin was 15.5%, up from 12.7%. These gross margin and non-IFRS gross margin increases were driven by an increase in the average selling price of our vehicles, favorable changes in our product mix, and the improved cost efficiency of Gogoro’s Network operations. Non-IFRS gross margin is a non-IFRS measure, see Use of Non-IFRS Financial Measures for a description of the non-IFRS measures and Reconciliation of IFRS Financial Metrics to Non-IFRS for a reconciliation of the company’s non-IFRS financial measures to their most directly comparable IFRS measures.

Net Loss

For the second quarter, net loss was $121.1 million, up $100.5 million from $20.6 million in the same quarter last year primarily due to a one-time $178.8 million listing expense for the SPAC merger transaction as required under IFRS accounting. Additional contributors included $18.5 million in merger expenses and $11.0 million in share-based compensation expense, which were partially offset by an increase in the fair market value of outstanding warrants and earn-out shares of $104.1 million. Non-IFRS net loss was $16.8 million, up $0.1 million from $16.7 million in the same quarter last year. Non-IFRS net loss is a non-IFRS measure, see Use of Non-IFRS Financial Measures for a description of the non-IFRS measures and Reconciliation of IFRS Financial Metrics to Non-IFRS for a reconciliation of the company’s non-IFRS financial measures to their most directly comparable IFRS measures.

Adjusted EBITDA

For the second quarter, adjusted EBITDA was $9.3 million, up 14.4% from $8.1 million in the same quarter last year. The increase was primarily due to non-IFRS gross profit increasing to $14.1 million, up 28.1% from $11.0 million in the same quarter last year as a result of the continuous growth of Gogoro Network business in the second quarter. Adjusted EBITDA is a non-IFRS measure, see Use of Non-IFRS Financial Measures for a description of the non-IFRS measures and Reconciliation of IFRS Financial Metrics to Non-IFRS for a reconciliation of the company’s non-IFRS financial measures to their most directly comparable IFRS measures.

Liquidity

Cash balance at the end of second quarter was $378.8 million.

Revised 2022 Guidance

Given the current market and macroeconomic conditions combined with the impact of COVID in Taiwan and continued COVID and adverse market conditions in China and other markets, we are adjusting our 2022 revenue guidance to $380.0 million to $410.0 million. We will focus on maintaining our gross margin in the second half of the year.

•	Third quarter revenue is expected to contribute around 25% of the full year revenue.

•	We estimate that almost all 2022 full year revenue will be from the Taiwan market.

Conference Call Information

Gogoro’s management team will hold an earnings Webcast on August 11th, 2022, at 8:00 a.m. Eastern Time to discuss the Company’s second quarter 2022 financial and business results and outlook.

Investors may access the webcast, supplemental financial information and investor presentation at Gogoro’s investor relations website (https://investor.gogoro.com) under the “Events” section. A replay, the investor presentation and the earnings call script will be available 24 hours after the conclusion of the webcast and archived for one year.

About Gogoro

Founded in 2011 to rethink urban energy and inspire the world to move through cities in smarter and more sustainable ways, Gogoro leverages the power of innovation to change the way urban energy is distributed and consumed. Gogoro’s battery swapping and vehicle platforms offer a smart, proven and sustainable long-term ecosystem for delivering a new approach to urban mobility. Gogoro has quickly become an innovation leader in vehicle design and electric propulsion, smart battery design, battery swapping, and advanced cloud services that utilize artificial intelligence to manage battery availability and safety. The challenge is massive, but the opportunity to disrupt the status quo, establish new standards, and achieve new levels of sustainable transportation growth in densely populated cities is even greater. For more information, visit https://www.gogoro.com/news/ and follow Gogoro on Twitter: @wearegogoro.

Forward Looking Statements

This communication contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward looking statements generally relate to future events or Gogoro’s future financial or operating performance. In some cases, you can identify forward looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “going to,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern Gogoro’s expectations, strategy, priorities, plans or intentions. Forward-looking statements in this communication include, but are not limited to, statements in the section entitled, “Revised 2022 Guidance,” such as estimates regarding revenue and Gogoro’s revenue generated from the Taiwan market, Gogoro’s beliefs regarding Gogoro’s future operating performance including its ability to grow its subscriber base, projections of market opportunity and market share, potential growth of Gogoro’s battery swapping ecosystem in Taiwan and in new markets, the capability of Gogoro’s technology, Gogoro’s business plans including its plans to grow and expand in Taiwan and internationally, the expected use of proceeds from the merger, and statements by Gogoro’s founder, chairman, and chief executive officer.

Gogoro’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including risks related to the impact of the COVID-19 pandemic, risks related to macroeconomic factors including inflation and consumer confidence, risks related to political tensions, Gogoro’s ability to effectively manage its growth, Gogoro’s ability to launch and ramp up the production of its products and control its manufacturing costs and manage its supply chain issues, Gogoro’s risks related to ability to expand its sales and marketing abilities, Gogoro’s ability to expand effectively into new markets, foreign exchange fluctuations, Gogoro’s ability to develop and maintain relationships with its partners, risks related to operating in the PRC, regulatory risks and Gogoro’s risks related to strategic collaborations, risks related to the China market and other international markets, alliances or joint ventures including Gogoro’s ability to enter into and execute its plans related to strategic collaborations, alliances or joint ventures in order for such strategic collaborations, alliances or joint ventures to be successful and generate revenue, Gogoro’s ability to raise additional capital, the risks related to the need for Gogoro to invest more capital in strategic collaborations, alliances or joint ventures, and the risk of Gogoro having to update the accounting treatment for its joint ventures. The forward looking statements contained in this communication are also subject to other risks and uncertainties, including those more fully described in Gogoro’s filings with the Securities and Exchange Commission (“SEC”), including in Gogoro’s Form 20-F for the year ended December 31, 2021, which was filed on May 2, 2022 and in its subsequent filings with the SEC, copies of which are available on our website and on the SEC’s website at www.sec.gov. The forward looking statements in this communication are based on information available to Gogoro as of the date hereof, and Gogoro disclaims any obligation to update any forward looking statements, except as required by law.

Use of Non-IFRS Financial Measures

This press release and accompanying tables contain certain non-International Financial Reporting Standards as issued by the International Accounting Standards Board (collectively, “IFRS”) financial measures including non-IFRS gross profit, non-IFRS gross margin, Non-IFRS Net Loss, EBITDA and Adjusted EBITDA.

Non-IFRS Gross Profit and Gross Margin. Gogoro defines non-IFRS gross profit and gross margin as gross profit and gross margin excluding share-based compensation expense.

Share-based Compensation Expense consists of non-cash charges related to the fair value of restricted stock units awarded to employees. The Company believes that the exclusion of these non-cash charges provides for more accurate comparisons of our operating results to our peer companies due to the varying available valuation methodologies, subjective assumptions and the variety of award types. In addition, the Company believes it is useful to investors to understand the specific impact of share-based compensation expense on its operating results.

Non-IFRS Net Loss. Gogoro defines non-IFRS net loss as net loss excluding share-based compensation expense, the change in fair value of financial liabilities including revaluation of redeemable preferred shares, change in fair value of earnout and warrants associated with the merger of Poema, listing expense and onetime non-recurring costs associated with the merger. These amounts do not reflect the impact of any related tax effects.

EBITDA. Gogoro defines EBITDA, as net loss excluding interest expense, net, provision for income tax, depreciation, and amortization. These amounts do not reflect the impact of any related tax effects.

Adjusted EBITDA. Gogoro defines Adjusted EBITDA, as EBITDA excluding share-based compensation expense, the change in fair value of financial liabilities including revaluation of redeemable preferred shares, change in fair value of earnout and warrants associated with the merger of Poema, listing expense and onetime non-recurring costs associated with the merger. These amounts do not reflect the impact of any related tax effects.

Acquisition-related Expenses. Gogoro incurs acquisition-related and other expenses which consist of costs incurred after the issuance of a definitive term sheet for a particular transaction and include legal, banker, accounting, printer costs, valuation and other advisory fees. Management excludes these items for the purposes of calculating non-IFRS adjusted EBITDA. Gogoro generally would not have otherwise incurred such expenses in the periods presented as part of its continuing operations. The acquisition related expenses are not recurring with respect to past transactions, can be inconsistent in amount and frequency from period to period and are significantly impacted by the timing and magnitude of Gogoro’s acquisitions. While these expenses are not recurring with respect to past transactions, Gogoro generally will incur these expenses in connection with any future acquisitions.

Listing Expense. In connection with the merger with Poema, the excess fair value of shares issued by Gogoro in exchanged for the net assets of Poema was recorded as listing expense in operating expense. The listing expense for the merger is not recurring with respect to past transactions, can be inconsistent in amount and frequency from period to period and are significantly impacted by the timing and magnitude of the merger.

These non-IFRS financial measures exclude share-based compensation expense, interest expense, income tax, depreciation and amortization, change in fair value of financial liabilities including revaluation of redeemable preferred shares, change in fair value of earnout and warrants associated with the merger of Poema, listing expense and onetime non-recurring costs associated with the merger. The company uses these non-IFRS financial measures internally in analyzing its financial results and believes that these non-IFRS financial measures are useful to investors as an additional tool to evaluate ongoing operating results and trends. In addition, these measures are the primary indicators management uses as a basis for its planning and forecasting for future periods.

Non-IFRS financial measures are not meant to be considered in isolation or as a substitute for the comparable IFRS financial measures. Non-IFRS financial measures are subject to limitations and should be read only in conjunction with the company’s consolidated financial statements prepared in accordance with IFRS. Non-IFRS financial measures do not have any standardized meaning and are therefore unlikely to be comparable to similarly titled measures presented by other companies. A description of these non-IFRS financial measures has been provided above and a reconciliation of the company’s non-IFRS financial measures to their most directly comparable IFRS measures have been provided in the financial statement tables included in this press release, and investors are encouraged to review these reconciliations.

Gogoro Media Contact:	Gogoro Investor Contact:
Jason Gordon, Gogoro	Michael Bowen, ICR, LLC.
+1 (206) 778-7245	gogoroIR@icrinc.com
jason.gordon@gogoro.com	ir@gogoro.com

GOGORO INC.

Condensed Consolidated Balance Sheet

(unaudited)

(in thousands of U.S. dollars)

	June 30,	December 31,
	2022	2021
ASSETS
Current assets:
Cash and cash equivalents	$378,756	$217,429
Trade receivables	18,774	16,625
Inventories	103,108	73,137
Prepayments	58,886	10,157
Other current assets	20,295	40,682

Total current assets	579,819	358,030

Property, plant and equipment	436,914	454,741
Right-of-use assets	22,905	26,277
Other non-current assets	5,078	5,352

Total assets	$1,044,716	$844,400

LIABILITIES AND EQUITY
Current liabilities:
Loan and borrowing obligations, current	$383,191	$238,434
Financial liabilities at fair value	149,082	107,862
Notes payable and trade payable	82,361	53,258
Current liabilities	18,531	18,753
Lease liabilities, current	10,732	11,153
Provisions for product warranty, current	4,357	6,480
Other payables and current liability	42,959	44,603

Total current liabilities	691,213	480,543

Long-term borrowing obligations, non-current	79,742	195,883
Provisions for product warranty, non-current	9,082	9,150
Lease liabilities - non-current	12,604	15,589
Other non-current liabilities	16,008	19,522

Total liabilities	808,649	720,687

Total equity	236,067	123,713

Total liabilities and equity	$1,044,716	$844,400

GOGORO INC.

Condensed Consolidated Statements of Comprehensive Income

(unaudited)

(in thousands of U.S. dollars, except net loss per share)

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Operating revenues	$90,723	$86,116	$185,178	$144,787
Cost of revenues	78,047	75,139	159,604	126,363

Gross profit	12,676	10,977	25,574	18,424

Operating expenses:
Selling and marketing expenses	14,698	13,390	27,713	25,293
General and administrative expenses	31,647	5,935	42,030	12,771
Research and development expenses	11,601	7,466	20,945	14,339
Listing expense	178,804	—	178,804	—

Total operating expenses	236,750	26,791	269,492	52,403

Loss from operations	(224,074)	(15,814)	(243,918)	(33,979)

Non-operating income and expenses:
Interest expense, net	(2,439)	(2,120)	(5,289)	(4,777)
Other income, net	1,369	1,207	2,633	2,777
Change in fair value of financial liabilities	104,092	(3,836)	103,805	(3,836)

Total non-operating income (expenses)	103,022	(4,749)	101,149	(5,836)

Net loss	(121,052)	(20,563)	(142,769)	(39,815)
Other comprehensive income:
Exchange differences on translating foreign operations	(6,574)	3,834	(12,700)	1,771

Total comprehensive loss	$(127,626)	$(16,729)	$(155,469)	$(38,044)

Basic and diluted net loss per common share	$(0.53)	$(0.11)	$(0.67)	$(0.21)
Shares used in computing basic and diluted net loss per common share	230,290	193,334	211,914	193,334

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Operating revenues:
Sales of hardware and other revenues	$60,303	$62,555	$125,377	$97,335
Gogoro Network revenue	30,420	23,561	59,801	47,452

Operating revenues	$90,723	$86,116	$185,178	$144,787

GOGORO INC.

Condensed Consolidated Statements of Cash Flows

(unaudited)

(in thousands of U.S. dollars)

	Six Months Ended June 30,
	2022	2021
Cash flows from operating activities
Net loss	$(142,769)	$(39,815)
Adjustments for:
Depreciation and amortization	49,081	45,378
Expected credit loss	260	462
Change in fair value of financial liabilities	(103,805)	3,836
Interest expense, net	5,289	4,776
Share-based compensation expense	15,381	—
Loss on disposal of property and equipment, net	309	85
Write-down and reversal inventories	1,804	1,170
Recognition of listing expense	178,804	—
Changes in operating assets and liabilities:
Trade receivables	(2,409)	(1,997)
Inventories	(31,775)	10,986
Prepayments and other current assets	(52,523)	(3,545)
Notes payable and trade payables	29,103	8,677
Contract liabilities	(222)	(1,543)
Other payables and liabilities	(4,485)	(2,108)
Provisions for product warranty	(2,191)	(1,798)

Cash provided by (used in) operations	(60,148)	24,564

Interest expense and tax paid, net	(5,508)	(4,682)

Net cash provided by (used in) operating activities	(65,656)	19,882

Cash flows from investing activities
Property, plant and equipment, net	(57,685)	(53,838)
Increase in refundable deposits	(77)	(231)
Payments of intangible assets, net	(287)	(313)
Decrease in time deposits and others	23,579	54,470

Net cash provided by (used in) investing activities	(34,470)	88

Cash flows from financing activities
Proceeds from borrowings	79,412	59,969
Repayments of borrowings	(26,059)	(4,482)
Cash capital increase	326,965	—
Repayments of loss on financial liabilities at fair value	(108,149)	(3,490)
Refund of guarantee deposits received	321	(77)
Repayment of the principal portion of lease liabilities	(6,508)	(5,974)

Net cash provided by financing activities	265,982	45,946

Exchange differences on translating foreign operations	(4,529)	98

Net increase in cash and cash equivalents	161,327	66,014
Cash and cash equivalents at the beginning of the period	217,429	119,042

Cash and cash equivalents at the end of the period	$378,756	$185,056

GOGORO INC.

Reconciliation of IFRS Financial Metrics to Non-IFRS

(unaudited)

(in thousands of U.S. dollars)

Reconciliation of Gross Profit and Gross Margin to Non-IFRS Gross Profit and Gross Margin

	Three Months Ended June 30,				Six Months Ended June 30,
	2022		2021		2022		2021
Gross profit and gross margin	$12,676	14.0%	$10,977	12.7%	$25,574	13.8%	$18,424	12.7%
Share-based compensation expense	1,389		—		1,918		—

Non-IFRS gross profit and gross margin	$14,065	15.5%	$10,977	12.7%	$27,492	14.8%	$18,424	12.7%

Reconciliation of Net Loss to Non-IFRS Net Loss

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Net loss	$(121,052)	$(20,563)	$(142,769)	$(39,815)
Share based compensation	11,019	—	15,381	—
Change in fair value of financial liabilities	(104,092)	3,836	(103,805)	3,836
Acquisition-related expenses	18,540	—	20,855	—
Listing expense	178,804	—	178,804	—

Non-IFRS net loss	$(16,781)	$(16,727)	$(31,534)	$(35,979)

Reconciliation of Net Loss to EBITDA and Adjusted EBITDA

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Net loss	$(121,052)	$(20,563)	$(142,769)	$(39,815)
Interest expense, net	2,439	2,120	5,289	4,777
Depreciation and amortization	23,660	22,751	49,081	45,378

EBITDA	(94,953)	4,308	(88,399)	10,340
Share-based compensation expense	11,019	—	15,381	—
Change in fair value of financial liabilities	(104,092)	3,836	(103,805)	3,836
Acquisition-related expenses	18,540	—	20,855	—
Listing expense	178,804	—	178,804	—

Adjusted EBITDA	$9,318	$8,144	$22,836	$14,176

Share-based compensation expense by function

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Cost of revenues	$1,389	$—	$1,918	$—
Selling and marketing	1,892	—	2,660	—
General and administrative	3,678	—	5,149	—
Research and development	4,060	—	5,654	—

Total	$11,019	$—	$15,381	$—